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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT

                   (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

                        SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                                TEKTRONIX, INC.

                                (Name of Issuer)

                            TEKTRONIX, INC. (ISSUER)

(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   879131100
                     (CUSIP Number of Class of Securities)

                                James F. Dalton
                       Vice President and General Counsel
                                Tektronix, Inc.
                            14200 SW Karl Braun Dr.
                                  P.O. Box 500
                              Beaverton, OR 97077
                                 (503) 627-7111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                        on Behalf of the Filing Person)

                                    COPY TO:

                               Margaret Hill Noto
                                Stoel Rives LLP
                        900 SW Fifth Avenue, Suite 2600
                            Portland, OR 97204-1268
                                 (503) 224-3380

                           CALCULATION OF FILING FEE

Transaction                                                      Amount of

Valuation: $350,000,000*                                     Filing Fee: $70,000

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*   Assumes purchase of 7,954,545 shares at $44 per share.

    / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A

Form or Registration No.: N/A                                    Date Filed: N/A

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  Third-party tender offer subject to Rule 14d-1.

    /X/  Issuer tender offer subject to Rule 13e-4.

    / /  Going-private transaction subject to Rule 13e-3.

    / /  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Tektronix, Inc., an Oregon corporation (the "Company" or the "Issuer"), to purchase up to 7,954,545 shares (or such lesser number of shares as are properly tendered) of its Common Stock, without par value (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 16, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $44 nor less than $39 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively.

    All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

    (a)(1), (3) and (5) Not applicable.

ITEM 12. EXHIBITS.

       EXHIBIT
       NUMBER            DESCRIPTION
       -------           -----------
(a)(1)(A)                Offer to Purchase dated January 26, 2000

(a)(1)(B)                Letter of Transmittal

(a)(1)(C)                Notice of Guaranteed Delivery

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated January 26, 2000

(a)(1)(E)                Letter to clients for use by brokers, dealers, commercial
                         banks, trust companies and other nominees dated January 26,
                         2000

(a)(1)(F)                Letter to shareholders from the Chairman of the Board of the
                         Company dated January 26, 2000

(a)(1)(G)                Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

(a)(1)(H)                Summary Advertisement dated January 26, 2000

(a)(1)(I)                Press Release dated January 26, 2000

(a)(2)-(5)               Not applicable

(b)                      Not applicable

(d)                      Standstill Agreement dated as of July 6, 1999, among
                         Tektronix, Inc., Relational Investors, L.P., Relational Fund
                         Partners, L.P., Relational Coast Partners, L.P., Relational
                         Partners, L.P., Relational Investors, LLC, Ralph V.
                         Whitworth, David H. Batchelder and Joel L. Reed
                         (incorporated by reference to Exhibit 5 to Schedule 13D/ A relating to Tektronix, Inc. filed by Relational Investors,
                         LLC on July 6, 1999)

(g)                      Not applicable

(h)                      Not applicable

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2000                                TEKTRONIX, INC.

                                                       By   COLIN SLADE
                                                            -----------------------------------------
                                                            Colin Slade
                                                            VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

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                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER            DESCRIPTION
       -------           -----------
(a)(1)(A)                Offer to Purchase dated January 26, 2000

(a)(1)(B)                Letter of Transmittal

(a)(1)(C)                Notice of Guaranteed Delivery

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated January 26, 2000

(a)(1)(E)                Letter to clients for use by brokers, dealers, commercial
                         banks, trust companies and other nominees dated January 26,
                         2000

(a)(1)(F)                Letter to shareholders from the Chairman of the Board of the
                         Company dated January 26, 2000

(a)(1)(G)                Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

(a)(1)(H)                Summary Advertisement dated January 26, 2000

(a)(1)(I)                Press Release dated January 26, 2000

(a)(2)-(5)               Not applicable

(b)                      Not applicable

(d)                      Standstill Agreement dated as of July 6, 1999, among
                         Tektronix, Inc., Relational Investors, L.P., Relational Fund
                         Partners, L.P., Relational Coast Partners, L.P., Relational
                         Partners, L.P., Relational Investors, LLC, Ralph V.
                         Whitworth, David H. Batchelder and Joel L. Reed
                         (incorporated by reference to Exhibit 5 to Schedule 13D/ A relating to Tektronix, Inc. filed by Relational Investors,
                         LLC on July 6, 1999)

(g)                      Not applicable

(h)                      Not applicable